[Chapman and Cutler LLP Letterhead]

March 19, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on November 6, 2020 and November 13, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator U.S. Equity Accelerated 9 Buffer ETF – April, Innovator U.S. Equity Accelerated ETF – April and Innovator U.S. Equity Accelerated ETF – Quarterly (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – Fund Name

Please supplementally explain to the Staff why it is appropriate and consistent with Section 35(d) of the 1940 Act to include “April” in the names of the Funds when the Outcome Periods for the Innovator U.S. Equity Accelerated 9 Buffer ETF – April and Innovator U.S. Equity Accelerated ETF – April will start before April 1, 2021.

Response to Comment 1

The Funds respectfully submit that the use of the name “April” assigned for each Fund is appropriate and consistent with Section 35(d) of the 1940 Act.  As a result of when the respective Fund was in a position to make its Registration Statement effective and commence trading of the Fund, the first Outcome Period is proposed to start during the last two weeks in March 2021 rather than April 1, 2021. As clearly stated in each Registration Statement, following its first Outcome Period, each Fund will have an Outcome Period of April 1 to March 31 of the following year.

The Funds’ initial Outcome having a start that deviates from the month stated in its respective name is a unique circumstance that has resulted from the Funds’ ongoing registration process for a first of its kind fund strategy. This convention is similar to numerous other funds that launched on a date that was not identified as the commencement date for future Outcome Periods.1 Rather than waiting for the first day of the month stated in the fund’s name to commence its first Outcome Period, these funds launched their products as soon as practicable upon effectiveness due to the extremely competitive landscape in the fund business, in which products that are first to market often result in assets that are a multiple of competitors that follow.  In each instance, Innovator has worked with the Staff to ensure that shareholders were aware, through appropriate disclosure in its registration statements, that the initial Outcome Period of its fund had unique terms that would revert to the annual periods designated in its name.  The Funds respectfully believe that the current situation faced by the Funds warrants similar treatment and approval, given the nature of the Staff’s review of the Registration Statements and the disclosure afforded to investors.

Each Fund recognizes that, pursuant to Section 35(d) of the 1940 Act, the Funds may not adopt a deceptive or misleading name.  The Funds have considered whether its respective name, with the term “April,” would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments. Each Fund believes that, with a Fund launch in the last two weeks of March, the use of the term “April” in the name of the Fund is appropriate and most informative of the commencement date of each Outcome Period following its initial Outcome Period.  The Fund believe that the most critical aspect of each of the names for the Funds is when they will reset their Outcome Period following the first applicable Outcome Period of the Fund on an ongoing basis.  The Funds’ initial Outcome Period would be no more than two weeks greater than the annual Outcome Period that would commence each April 1 thereafter.  In light of the fact that each subsequent Outcome Period will commence on April 1, the Funds respectfully submit that a Fund name without the “April” designation would be confusing to investors.  In contrast, the Funds believe that an initial Outcome Period that was required to reset in less than two weeks, with a first Outcome Period of April 1, 2021, would present operational challenges to the Funds to the detriment of shareholders and would be potentially confusing to investors.

Each Fund will provide additional disclosure on its Cover Page, “Principal Investment Strategy” descriptions and other applicable sections of its Registration Statement, as well as its website, further indicating that its initial Outcome Period will not commence or reset on April 1, 2021. The additional disclosure will be provided in bold and prominent font as follows:  “Please note that the initial Outcome Period commences on March __, 2021 and ends on March 31, 2022.  As a result, the next Outcome Period for the Fund will reset on April 1, 2022 and not April 1, 2021.”

Consistent with its practice for all prior fund launches, Innovator commits, on an ongoing basis, to confer with the Staff on the appropriate effective and launch dates that is consistent with the investment strategy described in its registration statement and fund name.

Comment 2 – Fund Website

Please supplementally provide to the Staff a model for the website of each Fund.

Response to Comment 2

Pursuant to the Staff’s request, the Funds will supplementally provide to the Staff the current website models for the Funds.

Comment 3 – Cover Page

In the first bullet on the cover page, the disclosure states the Outcomes “are based upon the performance of the Underlying ETF’s share price over an approximately one-year period…” Please consider revising “share price” to “market price.” Additionally, the disclosure refers to an “approximately” one-year period. Please advise why the term “approximately” is used in this instance or revise accordingly.

Response to Comment 3

Each Fund confirms that it will remove the term “approximately” in reference to the one-year Outcome Period. The Funds respectfully believe that the use of the term “share price” is an appropriate term that is understood by reasonable investors to be the price for the Underlying ETF’s shares.

1

Examples of funds with launch dates different from the commencement date for future Outcome Periods are as follows: Innovator S&P 500 Buffer ETF – July (the fund incepted on 8/28/18); Innovator S&P 500 Power Buffer ETF – July (the fund incepted on 8/7/18); Innovator S&P 500 Ultra Buffer ETF – July (the fund incepted on 8/7/18); Innovator 20+ Year Treasury Bond 9 Buffer ETF – July (the fund incepted on 8/17/20); Innovator 20+ Year Treasury Bond 5 Floor ETF – July (the fund incepted on 8/17/20); FT Cboe Vest U.S. Equity Deep Buffer ETF – August (the fund incepted on 11/6/19); and FT Cboe Vest U.S. Equity Buffer ETF – August (the fund incepted on 11/6/19). Further, the Funds note with respect to the First Trust Target Outcome Funds, each of the funds has an Outcome Period that resets in the middle or end of the month, instead of the first of each month.

Comment 4 – General

Please confirm that the Funds will not concentrate in any industry or group of industries or otherwise disclose such concentration in the prospectus.

Response to Comment 4

Each Fund confirms that it will not concentrate in the securities of a particular industry or group of industries, unless otherwise disclosed in its prospectus.

Comment 5 – General

Please supplementally confirm to the Staff that the options bought or sold during an Outcome Period will have the same terms as the option package on the onset of the Outcome Period.

Response to Comment 5

The Fund confirm that any options purchased or sold during an Outcome Period will have the same or similar terms of the options purchases at the commencement of such Outcome Period.

Comment 6 – Principal Investment Strategies

The Staff notes the Innovator U.S. Equity Accelerated 9 Buffer ETF – April states, “The Fund seeks to participate in all Underlying ETF losses of greater than 9% on a one-to-one basis.” Please consider revising to match the cover page disclosure, which states, “The Fund’s shareholders will bear all Underlying ETF losses exceeding 9% on a one-to-one basis.”

Response to Comment 6

Pursuant to the Staff’s request, the disclosure in the Principal Investment Strategies section has been revised to reflect this change.

Comment 7 – Investor Suitability

Please provide additional detail regarding the Buffer and Cap being provided prior to taking into account annual Fund management fees, shareholder transaction fees and any extraordinary expenses where referenced in the Investor Suitability Considerations chart and Investor Suitability section.

Response to Comment 7

Pursuant to the Staff’s request, the Funds have revised its respective Investor Suitability Considerations chart and Investor Suitability section.

Comment 8 – General

Please supplementally confirm to the Staff why using the Fund’s unitary management fee is appropriate for calculating the net percentage for the Fund’s gross 9% Buffer.

Response to Comment 8

The Fund believes an alternative disclosure of the Buffer percentage deducting the unitary management fee is appropriate as those fees are the only known and constant fees in which Fund shareholders incur during an Outcome Period.

Comment 9 – General

When referring to the Buffer and Cap, please harmonize the disclosure to say that the higher percentage is shown prior to taking into consideration the Fund’s management fees, shareholder expenses and extraordinary expenses.

Response to Comment 9

Each Fund has revised its disclosure to clarify that the higher Buffer, if applicable, and Cap percentages are “provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses.”

Comment 10 – Principal Investment Strategies

For the Innovator U.S. Equity Accelerated ETF (April series and Quarterly series), the Staff notes the cover page states, “Unlike other ETFs that utilize defined outcome investing strategies, the Fund does not provide a buffer against Underlying ETF losses.” Please consider adding disclosure to the Item 4 summary section explaining what the “buffer” is to provide context for Fund shareholders.

Response to Comment 10

The Fund’s Item 4 disclosure has been revised to add the following language:

Unlike other ETFs that utilize defined outcome investing strategies, the Fund does not provide a buffer against Underlying ETF losses. Certain other ETFs seek to provide shareholders with a “buffer” - a protection against a specified percentage of Underlying ETF or index losses over a period of time.

Comment 11 – Innovator U.S. Equity Accelerated ETF – Quarterly

For the Innovator U.S. Equity Accelerated ETF – Quarterly, please supplementally confirm that the Registration Statement will reflect all relevant changes made in response to previous Staff comments for the Trust’s other defined outcome products, including the relief granted to the Trust pursuant to ADI 2018-02 – Template Filing Relief and Rule 485(b)(vii) of the Securities Act of 1933 and the Innovator U.S. Equity Accelerated 9 Buffer ETF – April and Innovator U.S. Equity Accelerated ETF – April.

Response to Comment 11

The Fund confirms that all applicable comments from prior correspondence with the Staff has been incorporated into the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren